North South Capital, LLC

Year Ended December 31, 2025

Financial Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67979

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North South Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 West Maple Street, Suite 100
(No. and Street)

New Lenox	IL	60451
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris O'Donnell	312-445-5402	codonnell@northsouthcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Chris O'Donnell</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>North South Capital LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, State of Illinois
Official Seal
Analyn J Gomez
Commission # 1007789
My Commission Expires 4/3/2029

Notary Public

Signature: Chris O'Donnell

Title:
Executive Vice President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of North South Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of North South Capital LLC as of December 31, 2025, the related statement of income, changes in members' equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North South Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North South Capital LLC's management. Our responsibility is to express an opinion on North South Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North South Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes the Computation of Net Capital, Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements within the financial statements has been subjected to audit procedures performed in conjunction with the audit of North South Capital LLC's financial statements. The supplemental information is the responsibility of North South Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North South Capital LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Lincolnshire, IL

February 18, 2026

North South Capital, LLC

Statement of Financial Condition

	December 31, 2025
Assets	
Cash and cash equivalents	$ 823,744
Cash for the benefit of customers	2,206
Cash deposit with clearing organization	250,000
Secured Demand Note	1,690,000
Private Investment	5,000
Accounts receivable	307,957
Prepaid expenses and deposits	27,002
Right of Use -Lease Asset	14,662
Total Assets	$ 3,120,571

Liabilities and Members' Equity

Liabilities

Subordinated liability	$ 1,690,000
Accounts payable	221,998
Accrued payroll and commissions	42,500
Operating Lease Liability	14,512
Other current liabilities	4,651
Total liabilities	1,973,661

Members' Equity

Memberships	425,000
Retained earnings (deficit)	721,910
Total members' equity	1,146,910
Total Liabilities and Members' Equity	$ 3,120,571

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Income

		December 31, 2025
Revenues		
Commissions	$	2,329,370
Advisory revenue	$	268,105
Interest	$	53,025
Other	$	19,026
Total revenues	$	2,669,526
Operating Expenses		
Compensation and benefits	$	1,158,661
Occupancy	$	60,535
Clearing fees	$	353,218
Communications	$	703,216
Regulatory fees	$	24,320
Professional fees	$	111,223
Other expenses	$	104,504
Total operating expenses	$	2,515,677
Net Income (Loss)	$	153,849

North South Capital, LLC

Statement of Members' Equity

	Memberships	Retained Earnings	Total Members' Equity
Balance, December 31, 2024	425,000	798,061	1,223,061
Distributions	-	(230,000)	(230,000)
Net income	-	153,849	153,849
Balance December 31, 2025	$ 425,000	$ 721,910	$ 1,146,910

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Debt
December 31, 2025

Subordinated borrowings as of December 31, 2024	$ 1,690,000
Decrease:	
Termination of Subordinated Loan	$ -
Increases:	
New subordinated Demand Note	-
Subordinated borrowings as of December 31, 2025	$ 1,690,000

North South Capital, LLC

Statement of Cash Flows

	December 31, 2025
Operating Activities	
Net income (loss)	153,849
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(145,458)
Right of Use - Lease Asset	29,326
Prepaid Expenses and Deposits	(9,800)
Operating Lease Liability	(27,960)
Accounts payable	89,351
Other current liabilities	(6,443)
Accrued payroll and commissions	4,979
Net Cash Provided by Operating Activities	87,844
Financing Activities	
Return of capital	(230,000)
Decrease in Sub Loan Liability	–
Net Cash Used in Financing Activities	(230,000)
Increase (Decrease) in Cash and Cash Equivalents	(142,156)
Cash and Cash Equivalents at Beginning of Year	965,900
Cash and Cash Equivalents at End of Year	823,744
Supplemental Disclosure of cash flow information	
Cash paid during the year for:	
Interest:	70,950
Tax Payments:	9,683

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes to Financial Statements
December 31, 2025

Note 1 – Significant Accounting Policies

Description of Business
North South Capital, a limited liability company, is a broker dealer registered with the SEC. This Firm was formed in Illinois on June 20, 2008. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Revenue earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded.

Accounts Receivable
Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Income Taxes
The Company has elected to be taxed as an S Corp and therefore does not record a provision for income taxes because the members report their share of the Company's income or loss on their individual income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2025, the Company's federal and state tax returns generally remain open for the last three years.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $70,950 and paid no Federal taxes during the year ended December 31, 2025.

North South Capital, LLC

Notes to Financial Statements
December 31, 2025

Note 1 – Significant Accounting Policies (continued)

Operating leases
Right of Use Assets
Operating lease right of use assets are stated at cost less accumulated depreciation, amortization, and impairment. The Company has one operating lease with an imputed annual interest rate of 5%. The term of the lease is 24 months commencing on July 1, 2024 and ending on June 30, 2026. The Company recorded a right-of-use asset of approximately $55,936 and a corresponding lease liability of approximately $55,936 on the Company's statement of financial condition. The balance of the right of use asset is $14,662 and the corresponding lease liability is $14,512 at December 31, 2025.

Lease Term	Operating
Current year End	12/31/2025
Number of Months	12
Ending Obligation	$14,512
Discount Rate	
Total Remaining Payments 2026	$14,512
Discount Rate	5%

Short term leases
The Company also has two month-to-month leases under separate operating lease agreements. The leases can be terminated at any time and therefore, ASC 842 is not applicable.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $2,206 in 2025 has been segregated in a special account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2025, the Company had net capital of $2,787,141 which was $2,537,141 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 9.66%. The Company is exempt from the reserve requirements, the possession and control requirements and related computation for the determination thereof under paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under SEC, and the Company's other business activities met the requirements in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R §240.17a-5 ("Footnote 74").

Note 4 – Secured Demand Note and Subordinated Liability

Certain members and related parties to the Company provided Secured Demand Notes of $1,690,000 to the Company that are due on demand and are non-interest bearing. In exchange, the Company provided Subordinated liability for the same amounts. Interest expense related to these liabilities was approximately $70,950 for the year and is included on the statement of income in other expenses. These liabilities are subordinated to the claims of general creditors. The subordinated debt details are:

	Amount	Interest Rate	Maturity Date
Loan 1	$ 950,000	4.5%	April 15, 2026
Loan 2	$ 400,000	4.5%	April 29, 2026
Loan 3	$ 340,000	3.0%	June 30, 2026

Note 5 – Revenue Recognition

Revenue from Contracts with Customers

Revenues from contracts with customers includes brokerage commission income, advisory revenue, investment banking fees and underwriting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Advisory Revenue

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. On December 31, 2025, all amounts were immaterial.

The Company also provides daily investment advisory services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 6 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2025, the Company had $45,766, all insured under FDIC. Accounts receivable are amounts due from other broker-dealers. The accounts receivable of $300,291 and investment account of $777,978 are unsecured. Management believes credit risks to these accounts are minimal. 22.20% of the company's revenues were generated from one customer during 2025.

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, agency transactions, investment banking, investment advisory. The Company has identified Jane Ott, President as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, which as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

Note 8 – Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. On January 16, 2026, the Company experienced unauthorized activity in a proprietary firm account in connection with a "Search Engine Optimization (SEO) Poisoning" attack resulting in a potential loss of approximately $1,200,000. While insurance is in place, the company is unsure of the insurance proceeds it will receive. Capital of $450,000 has been contributed into the company in January of 2026. The impact of the potential loss cannot yet be reasonably ascertained at this time. This event is not recognized in the 2025 financial statements as the occurrence did not exist at December 31, 2025.

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2025

Net Capital

Members' equity	$ 1,146,910
Less: Nonallowable assets	34,209
Net capital before haircuts on security positions	1,112,701
Plus: Subordinated demand note	1,690,000
Haircuts on securities	15,560
Net capital	$ 2,787,141

Computation of Basic Net Capital Requirement
  Minimum net capital required (Based on minimum dollar
  requirement) $ 250,000

Excess Net Capital $ 2,537,141

Aggregate Indebtedness $ 269,150

  Net capital required based on aggregate indebtedness $ 17,943

Net Capital Less Greater of 10% of Aggregate Indebtedness or
  120% of Minimum Dollar Net Capital Requirement $ 2,487,141

Percentage of Aggregate Indebtedness to Net Capital   9.66%

There are no material differences between the amounts reported above and the amounts presented in the FOCUS Report Equity in Part IIA

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2025

The Company is exempt from Rule 15c3-3 pursuant to the provisions of
sub paragraphs (k)(2)(i) and (k)(2)(ii) and Footnote 74 of SEC release No. 34-70073
adopting amendments to 17 C.F.R §240.17a-5 thereof.

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2025

The Company is exempt from Rule 15c3-3 pursuant to the provisions of
sub paragraphs (k)(2)(i) and(k)(2)(ii) and Footnote 74 of SEC release No. 34-70073
adopting amendments to 17 C.F.R §240.17a-5 thereof.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of North South Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) North South Capital, LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(i), (k)(2)(ii) and (2) North South Capital, LLC stated that North South Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

North South Capital, LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because North South Capital, LLC limits its business activities exclusively to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company , and, with respect to the firm's activities covered by Footnote 74, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

North South Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about North South Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL

February 18, 2026



N

S

North South Capital LLC

321 West Maple • Suite 100 • New Lenox, IL 60451
Phone: 815-717-8174 • Fax: 815-717-8180
www.northsouthcap.com

North South Capital Exemption Report

North South Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) & (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and, with respect to the firm's activities covered by Footnote 74, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Chris O'Donnell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Chris O'Donnell

Title: EVP

Date: 2-4-26



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of North South Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by North South Capital LLC and the SIPC, solely to assist you and SIPC in evaluating North South Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. North South Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on North South Capital LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of North South Capital LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Lincolnshire, IL

February 18, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NORTH SOUTH CAPITAL LLC	8-67979

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,669,525.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 2,669,525.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 273,173.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 353,218.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 52,988.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 52,988.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 679,379.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,990,146.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,985.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,498.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,498.00		
d	Add lines 11a through 11c		$ 1,498.00	
12	**LESSER** of line 10 or 11d.			$ 1,498.00
13 a	Amount from line 8		$ 2,985.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,498.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,487.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,487.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67979	DEA: FINRA	2025	Dec

MEMBER NAME NORTH SOUTH CAPITAL LLC
MAILING ADDRESS 321 WEST MAPLE STREET STE 100
NEW LENOX, IL 60451
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NORTH SOUTH CAPITAL LLC
(Name of SIPC Member)

CHRIS ODONNELL
(Authorized Signatory)

2/6/2026
(Date)

codonnell@northsouthcap.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.